April 14, 2011

Jenn Do

Branch Chief

Terence O'Brien

United States

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C.  20549

RE:

Ultimate Products Corporation

Form 10-K for the year ended March 31, 2010 filed July 9, 2010

Form 10-Q for the quarter ended June 30, 2010

Form 10-Q for the quarter ended September 30, 2010

Form 10-Q for the quarter ended December 31, 2010

File No. 333-152011

Dear Ms. Do,

The following are the registrant’s responses to your comment letter of February 28, 2011. I am submitting the 10-Q’s and 10K in draft form for any further comments before filing.

Draft- Form 10-K/A No. 1 for the year ended March 3], 2010

Cover

1. Please number the amendment (e.g. 10-K/A No. 1).  Please also address this comment in your amendments to your subsequent Forms 10-Q.

This correction has been made for the 10-K and for all the forms 10-Q

2.   Please revise your disclosure at the bottom of the cover to specifically state the changes being made to the original document in the amended filing.  Please consider moving this disclosure after the table of contents section and before Part 1 of the Form 10-K. Please also address this comment in your amendments to your subsequent Forms 10-Q.

The disclosures for all the forms have been revised and moved to a position after the table of contents.

Item 9A. Controls and Procedures, page 11

3.   We note your conclusion that your disclosures controls "are not fully effective".

Please revise your conclusion for your disclosure controls and procedures to either conclude that they are effective or ineffective.  If you conclude that your disclosure controls and procedures are ineffective, please identify the specific control deficiencies (i.e., what weakness in your control environment exists that is reasonably possible of causing a material misstatement not to be identified or identified in a timely manner, including how and when you identified the control deficiencies. Provide investors with an understanding how the material weaknesses could impact your consolidated financial statements (i.e., the accounting errors that are at-risk of being undetected).  State whether the material weakness led to any adjustments to your consolidated financial statements, including the amounts of any adjustments, if any.  Finally, please disclose your plan (i.e., the specific steps and actions you intend to take) to remediate that material weaknesses identified, including your anticipated timing to complete your plan.  Refer to Item 307 of Regulation S-K for guidance.

We have revised the conclusion to state that the disclosure controls are effective.

4.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."  Please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level.  In the alternative, you could remove the paragraph referencing the level of assurance of your controls.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also address this comment in your amendments to your subsequent Forms 10- Q and all future filings.

We have revised this disclosure to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Exhibits 31.1 and 31.2

5.

Item 60(b) (31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note the following discrepancies in the 302 certifications included in with the draft amendments:

•

Inclusion of the certifier's title in the introduction.

•

Capitalization of report throughout.

•

Substituting registrant with Company.

•

Revising the phrase, "The registrant's other certifying officer(s) and I" with "I am" in paragraphs 4 and 5.

•

Inserting the word, "adequate", before "disclosure controls and procedures" in paragraph 4.

•

Excluding the word, "defined", in the second parenthetical in paragraph 4.

•

Substituting the words, "our" and "us" with "my" and "me".

•

Revising the phrase, "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) with "fourth fiscal quarter" in paragraph 4.d.

Please ensure the 302 certifications included in the amended filings fully comply with Item 601(b) (31) of Regulation S-K without any modifications.  Please also address this comment in your amendments to your subsequent Forms I 0-Q and all future filings.

We have revised the 302 certifications for the 10-K and for all the forms 10-Q in order to use the exact language as required in Item 601(b) (31) of Regulation S-K.

Draft- Form 10-Q/A No. 1 for the Fiscal Quarter Ended June 30. 2010

Exhibits 31.1 and 31.2

6.   Please revise paragraph 1 to reference the correct form (i.e., Form 10-Q rather than Form 10-K) and the correct period (i.e., quarter ended rather than year ended).  Please also address this comment in your draft Form 1 0-Q/A No. 1 for the fiscal quarter ended September 30, 2010 and all future filings.

We have revised the first paragraph of all the forms 10-Q to refer to the correct form and the correct period.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Item 4.  Controls and Procedures, page 10

7.   Please confirm to us that there were no changes in your internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, your disclosure references September 30, 2010 rather than December 31, 2010.  In future filings please ensure your disclosures throughout the filing are referencing the correct periods.

We have revised the Controls and Procedures section to reference the correct period.

Very truly yours,

/s/ George Vogelei

George Vogelei, President

3